FOURTH AMENDMENT
                        TO SUBADVISORY AGREEMENT


      THIS AMENDMENT effective as of the 1st day of January, 2009 and dated July 15, 2009 amends that certain Subadvisory
Agreement effective June 27, 2007, as amended on September 24, 2007, January 31, 2008 and December 19, 2008 (the "Agreement"), among Virtus Opportunities Trust (the "Fund"), a Delaware statutory trust on behalf of certain of its series (each a "Series"), Virtus Investment Advisers, Inc., a Massachusetts corporation (the "Adviser") and Goodwin Capital Advisers, Inc., a New York corporation (the "Subadviser") as follows:

1. Schedules C and F to the Agreement are hereby deleted and the Schedules C and F attached hereto are substituted in their place.

2. Except as expressly amended hereby, all provisions of the Agreement shall remain in full force and effect and are unchanged in all other respects. All capitalized terms used but not defined herein shall have such meanings as ascribed thereto in the Agreement.

3. This Agreement may be executed in any number of counterparts (including executed counterparts delivered and exchanged by facsimile transmission) with the same effect as if all signing parties had originally signed the same document, and all counterparts shall be construed together and shall constitute the same instrument. For all purposes, signatures delivered and exchanged by facsimile transmission shall be binding and effective to the same extent as original signatures.

[signature page follows]



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      IN WITNESS WHEREOF, the parties hereto intending to be
legally bound have caused this Agreement to be executed by their duly authorized officers.


VIRTUS OPPORTUNITIES TRUST

By: /s/ George R. Aylward
Name:   George R. Aylward
Title:    President


VIRTUS INVESTMENT ADVISERS, INC.

By: /s/ Francis G. Waltman
Name:   Francis G. Waltman
Title:   Senior Vice President



ACCEPTED:

GOODWIN CAPITAL ADVISERS, INC.

By:  /s/ John H. Beers
Name:   John H. Beers
Title:   Vice President and Secretary



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                               SCHEDULE C

                             SUBADVISORY FEE


      (a) For services provided to the Fund, the Adviser will pay to the Subadviser, a fee, payable in arrears, at the annual rates stated below. The fees shall be prorated for any month during which this Agreement is in effect for only a portion of the month. In computing the fee to be paid to the Subadviser, the net asset value of the Fund and each Designated Series shall be valued as set forth in the then current registration statement of the Fund.

      (b) The fee to be paid to the Subadviser for each Designated Series other than Virtus Multi-Sector Fixed Income Fund and Virtus Multi-Sector Short Term Bond Fund is to be 50% of the gross management fee as calculated based on the average daily net assets. The fee to be paid to the Subadviser for Virtus Multi-Sector Fixed Income Fund and Virtus Multi-Sector Short Term Bond Fund is to be 48.25% of the gross management fee as calculated based on the average daily net assets.




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                          SCHEDULE F

                       DESIGNATED SERIES

                    Virtus Core Bond Fund
            Virtus Multi-Sector Fixed Income Fund*
           Virtus Multi-Sector Short Term Bond Fund*
              Virtus Senior Floating Rate Fund



* Solely with respect to the municipal securities sector of each of Virtus Multi-Sector Fixed Income Fund and Virtus Multi-Sector Short Term Bond Fund, while the Subadviser shall be responsible for final allocation decisions, the Adviser shall perform certain services as agreed between the Adviser and Subadviser from time to time, including recommending purchases and sales of municipal securities within the allocation assigned by the Subadviser and placing approved trades.